December 10, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attn:	Julie Sherman

Re:	HealthTronics, Inc.

Form 10-K for the year ended December 31, 2008

Filed March 10, 2009

File No. 000-30406

Ladies and Gentlemen:

On behalf of HealthTronics, Inc. (“HealthTronics”), set forth below are the responses of HealthTronics to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing set forth in the letter dated November 30, 2009.

For your convenience, we have repeated each of the comments set forth in the letter and followed each comment with the response of HealthTronics. Undefined capitalized terms are defined in the Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”).

Form 10-K for the year ended December 31, 2008

Item 15. Exhibits and Financial Statement Schedules, page 38

1.	We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response: HealthTronics has advised us that it will revise future filings so as to not include the individual’s title at the beginning of such certifications.

United States Securities and Exchange Commission

December 10, 2009

Financial Statements, page A-1

B. Summary of Significant Accounting Policies, page A-10

1.	We note from your disclosure that one of your consolidated partnerships has a related party relationship with two VIEs and has consolidated those entities. In this regard, for these and any other of your ownership interest in a variable interest entity, please provide us with and revise future filings to include in the notes to your financial statements the disclosures outlined in FASB ASC 810-10-50 (Appendix C of FSP No. FAS 140-4 and FIN 46(R)-8).

Response: HealthTronics has advised us that the only relationships that it and its consolidated entities currently have with VIEs are the two noted on page A-10 of the 2008 Form 10-K. According to HealthTronics, the aggregate amounts of revenues and assets of these entities represent approximately 3% or less of HealthTronics’ consolidated revenues and total assets:

(in thousands)
December 31, 2008	HealthTronics	VIEs	%

Revenues	$165,942	$5,106	3.08%
Assets	$234,386	$4,069	1.74%

Despite the insignificance of these two entities, HealthTronics included Footnote M on page A-35 of the 2008 Form 10-K to provide disclosures related to these two entities.

C. Goodwill and Other Intangible Assets, page A-16

2.	We note you disclose that the cash flow projections for each reporting unit were based on five year financial forecasts that were developed internally by management for use in managing [your] business and through discussions with an independent valuation firm. Please describe to us the nature and extent of the role played by the valuation firm in determining the amounts included in your financial statements and clarify the extent to which any statements are attributed to the valuation firm as opposed to your management. In this regard, we also refer you to the guidance provided in Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, which explains the circumstances under which a valuation firm would be named and its consent included in registration statements, including those into which you incorporate your Form 10-K by reference.

Response: HealthTronics has informed us that all amounts and assumptions used in preparing their five-year financial forecasts were determined by management, and the independent valuation firm then utilized this information to assist

United States Securities and Exchange Commission

December 10, 2009

HealthTronics in calculating the fair value of the enterprise. HealthTronics has advised us that it will revise future filings to clarify that all statements are attributable to management.

D. Acquisitions, page A-18

3.	We see that as part of your acquisition of AMPI there is a two-year earn-out based upon the future achievement of EBITDA. Further we noted from your September 30, 2009 Form 10-Q that the first earn out payment was paid in May 2009. Please tell us, and if material, please revise future filings to disclose the potential payments that may be made under the terms of the earn-out, the EBITDA targets that must be met for such payment and the timing of any payments.

Response: The aggregate earn-out consideration to be paid is based on two earn-out calculations:

1. Partnership EBITDA: for year one, the earn-out payment will equal the EBITDA for a certain partnership for the year ended on the first anniversary of the closing date, multiplied by 80% (the ownership percentage of such partnership held by third parties and acquired by HealthTronics at closing), multiplied by 91.224% (the percentage of AMPI acquired by HealthTronics at closing; HealthTronics already owned the remaining 8.776%); but reduced by an amount equal to the ownership percentage of such partnership sold by HealthTronics to third parties during year one (if any), multiplied by the EBITDA of such partnership for year one, multiplied by 50%, multiplied by 80%, multiplied by 91.224%.

For year two, the earn-out payment will equal the EBITDA for such partnership for the year ended on the second anniversary of the closing date, multiplied by 80%, multiplied by 91.224%; but reduced by an amount equal to the ownership percentage of such partnership sold by HealthTronics to third parties during years one and two (if any), multiplied by 80%, multiplied by 91.224%.

Payment of this earn-out is due within 90 days after expiration of year one or year two, as the case may be.

2. Future Acquisitions EBITDA: the first-year earn-out payment will equal AMPI’s EBITDA attributable to the interest in any AMPI partnership that is acquired by HealthTronics from another partner after the closing date and before December 31, 2011 (subject to certain exceptions) (such acquired interest, the “Acquired Interest”), less any interest in such partnership that was held by AMPI but acquired by a third party during such period, for the period from the last day of the month (the “Acquisition Date”) in which such acquisition occurred to the first anniversary of such date, multiplied by 92%.

United States Securities and Exchange Commission

December 10, 2009

The second-year earn-out payment will equal AMPI’s EBITDA attributable to the Acquired Interest, less any interest in such partnership that was held by AMPI but acquired by a third party, for the period from the first anniversary of the Acquisition Date to the second anniversary of the Acquisition Date, multiplied by 92%.

Payment of this earn-out is due within 60 days after expiration of the first-year earn-out period or second-year earn-out period, as the case may be, for the applicable Acquired Interest.

The earn-out consideration is payable 50% in cash and 50% in shares of HealthTronics common stock; provided, that in no event will the number of shares of HealthTronics common stock issued in the AMPI transaction exceed 19.9% of outstanding shares of HealthTronics common stock on the closing date.

Although it is difficult to project with any certainty the anticipated earn-out payment amounts because the payment amounts are based on too many unknown and difficult-to-predict variables, HealthTronics has advised us that it believes the anticipated earn-out amounts would not be material. The first earn-out payment under no. 1 above totaled less than $500,000, and management of HealthTronics believes that the second earn-out payment under no. 1 above will not materially differ. In addition, management of HealthTronics does not expect the earn-out payments under no. 2 above to be material. We note that the stock purchase agreement that governs the terms of the AMPI acquisition, including the terms of the earn-out, is filed as Exhibit 10.26 to the 2008 Form 10-K and therefore the details of the earn-out calculations are publicly available.

Form 10-Q for the quarterly period ended September 30, 2009

Note 7. New Pronouncements, page 13

4.	Reference made to your disclosure in the last paragraph of page 14 related to Business Combinations. Please reconcile the $1.9 million year to date 2009 costs related to acquisitions with the $9.9 million cash paid for acquisition related costs in your statement of cash flows for the nine months ended September 30, 2009.

United States Securities and Exchange Commission

December 10, 2009

Response: HealthTronics has provided us with the following reconciliation:

(in thousands)
	Acquisition Related Costs
Merger related costs expensed by HealthTronics	$1,889
Merger related liabilities assumed and paid by HealthTronics	8,033	(1)

	$9,922

(1)

These costs represent funds transferred from HealthTronics to Endocare to pay Endocare’s merger-related costs, including attorneys fees, investment advisors fees, and outstanding debt. All of these costs related to items incurred by Endocare on its own behalf.

Note 8. Acquisitions, page 15

5.	Reference is made to the acquisition of Endocare on July 27, 2009 and US Surgical on September 25, 2009. Please provide us with and revise future filings to include all the disclosures outlined in FASB ASC 805-10-50, 805-20-50, and 805-30-50 (paragraph 67 through 72 of SFAS No. 141(R)) or tell us why the items not disclosed by you are not applicable.

Response: HealthTronics has advised us that it does not believe the US Surgical Services acquisition to be material. The following table illustrates that this entity represents a materially insignificant percentage of HealthTronics’ consolidated revenues and total assets:

(in thousands)
YTD September 30, 2009	HealthTronics	US Surgical		%

Revenues	$135,051	$11		0.01%
Assets	$251,665	$1,750	(2)	0.70%

(2)	Amount primarily represents goodwill.

Despite its immateriality, HealthTronics disclosed certain aspects of the US Surgical Services acquisition because the acquisition involved a person related to a HealthTronics board member.

United States Securities and Exchange Commission

December 10, 2009

In addition to the disclosure related to the Endocare acquisition provided in HealthTronics’ Quarterly Report on Form 10-Q for September 30, 2009, HealthTronics advised us that they will include the following disclosure in future filings:

Endocare’s revenues from the date the acquisition closed to September 30, 2009 were $2.7 million. Endocare had a pre-tax loss of $2 million for the same period. As a result of the acquisition, we recognized the following assets and liabilities:

(in thousands)
Endocare
Current assets	$14,447
Property and equipment	1,506
Intangible assets	11,161
Goodwill	6,751
Other noncurrent assets	72

Total assets acquired	33,937

Current liabilities	16,630
Long-Term liabilities	93

Total liabilities assumed	16,723

Net assets acquired	$17,214

The factors contributing to the recognition of goodwill are based upon several strategic and synergistic benefits that are expected to be realized from the combination of HealthTronics and Endocare. These benefits include the expectation that HealthTronics’ complementary products and technologies will broaden the urology platform and increase prominence in the urology market and increase HealthTronics’ position as a leading provider of urology services. HealthTronics also expects to realize substantial synergies and operating efficiencies. The combination should enable the combined company to operate on a more cost efficient and effective basis with anticipated cost reductions in administration, facilities, and services. The acquisition provides HealthTronics broader coverage within the United States, as well as increased scale and scope for further expanding operations through product development and complementary strategic transactions.

6.	Reference is made to the acquisition of INnMED, LLC on September 30, 2009 disclosed on page 37. In this regard, please provide us with and revise future filings to include all the disclosures outlined in FASB ASC 805-10-50, 805-20-50, and 805-30-50 (paragraph 67 through 72 of SFAS No. 141(R)). Also, please explain why this acquisition was not disclosed in the notes to your financial statements.

United States Securities and Exchange Commission

December 10, 2009

Response: HealthTronics has advised us that it does not believe the INnMED LLC acquisition to be material. The following table illustrates that this entity represents a materially insignificant percentage of HealthTronics’ consolidated revenues and total assets:

(in thousands)
YTD September 30, 2009	HealthTronics	INnMed		%

Revenues	$135,051	$252		0.19%
Assets	$251,665	$587	(3)	0.23%

(3)	Amount primarily represents goodwill.

HealthTronics advised us that they will include the following disclosure in future filings:

On September 30, 2009, we acquired INnMED, LLC (“INnMED”) for $784,000. INnMED is a company that provides cryoablation-related services to urologists and cryosurgical partnerships. Based upon our allocation of the purchase price, we recognized $165,000 of goodwill related to this transaction, none of which is tax deductible.

Included herewith is a statement from HealthTronics acknowledging certain matters as requested by the Staff in the letter dated November 30, 2009.

If you have any questions with respect to the foregoing, please call the undersigned at (512) 236-2253.

Sincerely,

/s/ Michael F. Meskill
Michael F. Meskill

cc:	Jeff Jaramillo, Accounting Branch Chief

Richard Rusk, HealthTronics, Inc.

Clint Davis, HealthTronics, Inc.

HEALTHTRONICS, INC.

ACKNOWLEDGEMENT

The undersigned, on behalf of HealthTronics, Inc., a Georgia corporation (the “Company”), hereby acknowledges:

The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Form 10-K for the year ended December 31, 2008 and the Company’s Form 10-Q for the quarter ended September 30, 2009 (the “Filings”);

Comments by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: December 10, 2009

HealthTronics, Inc.

By:	/s/ Richard A. Rusk
Name:	Richard A. Rusk
Title:	Chief Financial Officer